Exhibit 99.2

CORPORATE ACCESS NUMBER: 2018462024

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

DISCONTINUANCE

GOLD RESERVE INC.

CONTINUED FROM ALBERTA TO BERMUDA ON 2024/09/30.